

February 4, 2021

<u>Via E-mail</u>

John Katovich
Cutting Edge Counsel
344 Thomas L. Berkley Way
Oakland CA 95437

> **Re:** **Thanksgiving Coffee Company, Inc.**
> **Schedule 13E-3**
> **Filed January 26, 2021**
> **File No. 5-92014**
>
> **Preliminary Information Statement on Schedule 14A**
> **Filed January 26, 2021**
> **File No. 33-96070-LA**

Dear Mr. Katovich:

The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings. Due to the extensive nature and scope of these comments, please allow sufficient time for staff review of the revised information statement filed in response to these comments.

Schedule 13E-3 - <u>General</u>

1. The Schedule 13E-3 incorrectly states the Company will be effecting a stock split of 1 for 200 shares, rather than a Reverse Stock Split in which shareholders will receive 1 share for 200 held. Pease revise.

2. You state that no appraisal rights are available for the Reverse Stock Split. In your response letter, please explain the basis for this conclusion under the California Corporation law.

3. Explain in your response letter why you have not included Paul and Joan Katzeff as filing persons on the Schedule 13E-3. In this regard, we note that Mr. Katzeff is Chairman of the Board and Chief Executive Officer of the Company, and Ms. Katzeff is Secretary, Treasurer and Director. In addition, they collectively own 78% of the Company and allowed the Reverse Stock Split to be consummated without shareholder approval by providing written consents to approve it. Your response should explain their role in initiating and structuring this transaction. To the extent they did initiate the transaction, this is also important information that should be included in the information statement.

Preliminary Information Statement on Schedule 14C

4. Please consider paginating the revised information statement for ease of reference. Refer to Rule 14c-4(a).

5. Include the disclaimer required by Rule 13e-3(e)(iii) on the outside front cover page of the information statement.

6. The information required by Rule 13e-3(e)(ii) and Items 7,8 and 9 of Schedule 13E-3 must be included in a "Special Factors" section at the forepart of the information statement. Please revise.

7. Include a background section discussing when and how the Company began considering going private, who initiated and investigated options for doing so, including alternative transactions, any other options considered and any other relevant background information leading to the pursuit of this Reverse Stock Split. To the extent applicable, include the information required by Item 1005(c) regarding the role of any affiliates in this transaction.

8. See our last comment. Item 1014 of Regulation M-A requires each filing person on the Schedule 13E-3 to express an opinion on the fairness of the going private transaction to unaffiliated shareholders of the Company. This includes fairness to both shareholders being cashed out in the Reverse Stock Split and those who will remain as shareholders after it is consummated. The fairness discussion should address both substantive and procedural fairness and should generally include a discussion of the factors listed in Instruction 2 to Item 1014. To the extent any such factor was not considered, or was considered but given little weight, this should be explained for the benefit of shareholders. Please provide the required disclosure in your revised information statement.

9. The report included in Exhibit 99.C.1 to the Schedule 13E-3 must be summarized in considerable detail in the body of the information statement. See Item 1015 of Regulation M-A. Please provide all of the information about the report and the outside consultant who prepared it required by Item 1015(a)-(c).

10. See our last comment. It appears the consultant who helped prepare this report may have received non-public forecasts or projections from Company insiders in assessing fairness. If so, such information must be summarized in the information statement, along with the material assumptions and limitations that form the basis for the forecasts.

11. See our last two comments above. Explain the role of Neil Blomquist in this transaction and provide the information required by Item 1015 of Regulation M-A as to him.

Questions and Answers about this Information Statement

12. Identify the Majority Stockholders by name and position with the Company here and where you first define that term in the information statement.

Purpose of the Reverse Stock Split

13. Revise to more clearly state that the purpose of the Reverse Stock Split is to allow the Company to terminate its Exchange Act registration and improve its balance sheet.

Alternatives Considered by the Board

14. Please clarify what is meant by this sentence: "The Company's direct public offering of Common Stock in 1996 allowed the Company to maintain a status of 'going concern' entity by bringing in additional capital."

15. Explain what is meant by the assertion that the Company "voluntarily" became a public reporting company "even though it was not required to do so."

16. Expand to describe any alternative transaction structures considered by the Company before reaching the determination to pursue the Reverse Stock Split. Explain why each was rejected and discuss the Company's analysis of each. See Item 1013(b) of Regulation M-A and Exhibit 99.C.1 to the Schedule 13E-3.

Effects of the Reverse Stock Split

17. Rather than stating that the Reverse Stock Split "will have the effect of a 'going private transaction' as described in Rule 13e-3," revise this section to spell out those effects for shareholders. The following comments outline some of the matters which should be addressed.

18. Revise to discuss the effects of the common shares no longer being registered under the Exchange Act, including the cessation of the Company's reporting obligation. See Item 1006(b)(7).

19. Discuss the effect of deregistration on the liquidity of the common shares.

20. We note the following statement: "[T]he Reverse Stock Split should increase the price per share of our Common Stock." Unless this statement can be adequately supported, it should be deleted.

Reasons for the Reverse Stock Split

21. See our comments above. Expand to explain why you believe that going private will have the effect of increasing the Company's market capitalization, marketability and liquidity of its Common Stock and increasing its share price.

22. The report included as Exhibit 99.C.1 to the Schedule 13E-3 specifically notes that one of the reasons for the Reverse Stock Split is "merger/sale positioning to provide an alternative bulk exit opportunity." Please describe any plans for the Company after the Reverse Stock Split. See Item 1006(c) of Regulation M-A.

23. The report references several "proposals" for a sale or merger of the Company received over the last few years. Please expand to describe these.

Sources of Fees and Expenses

24. The vague statement here that the Company has the funds needed to consummate the transaction does not satisfy the requirements of Item 1007 of Regulation M-A. Revise to state the total funds needed to cover the shares to be cashed out in the Reverse Stock Split, and to explain specifically where those funds will come from. To the extent any such funds come from borrowings, provide the disclosure required by Item 1007(d) of Regulation M-A.

Interest of Certain Persons to Matters to be Acted Upon

25. Revise to disclose that none of the insiders of the Company will be cashed out in the Reverse Stock Split, and as a result, the Major Stockholders will see their ownership interest in the Company increase above 80% as a result of the transaction for which they provided written consents to enable the Reverse Stock Split to occur without the approval of all shareholders.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions